

15047446

3/2/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
464

SEC FILE NUMBER
8- 65606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2014___ AND ENDING___12/31/2014___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1290 Avenue of the Americas
                                  (No. and Street)

New York   NY   10104
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
_____
                    (Name – if individual, state last, first, middle name)

Five Times Square   New York   NY   10036
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __David Wenk_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Cushman & Wakefield Securities, Inc._____ , as
of __December 31_____ , 20 _14____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    _____
                                                                Signature

                                                    __Chief Financial Officer_____
                                                                Title

                                            Naum Mihacic
                                    Notary Public, State of New York
                                            No. 01NA6027960
                                    Qualified in Queens County
                                    Commission Expires July 19th, 2017
_____
        Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2014

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 0000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cushman & Wakefield Securities, Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cushman & Wakefield Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2015

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 2,913,347
Prepaid expenses	375
Tax Receivable	169,967
Total assets	$ 3,083,689

Liabilities and stockholder's equity

Liabilities:

Due to Parent	$ 550,054
Accrued expenses and other current liabilities	14,659
Total liabilities	$ 564,713

Stockholder's equity:

Common stock, no par value, 100 shares authorized, issued and outstanding	–
Paid-in capital	25,000
Retained earnings	2,493,976
Total stockholder's equity	2,518,976
Total liabilities and stockholder's equity	$ 3,083,689

The accompanying notes are an integral part of this statement of financial condition.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Description of Business

Cushman & Wakefield Securities Inc. (the Company), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the Parent), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company arranges real estate financing with accredited investors through placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. In November 2012, the Company expanded its permitted activities to include certain additional service business lines; however, the Company has not yet commenced the expanded activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Any material events that occurred subsequent to December 31, 2014 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to this Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each Statement of Financial Condition date based on facts and circumstances known to us.

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes, which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc., through December 31, 2014.

Federal income taxes for the Company are provided for as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established to offset their benefit. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

2. Summary of Significant Accounting Policies (continued)

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure.

Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash and accrued expenses, respectively.

3. Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2014-15 - Presentation of Financial Statement - Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this Update provide guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter; with early adoption permitted. The Company does not expect the adoption of the guidance to have a material impact on the Company's financial position.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition (continued)

4. Related Party Transactions

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated April 1, 2014 ("Agreement"), the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. For Company registered representatives who are members of the Parent's Corporate Finance & Investment Banking ("CFIB") business unit, the fee allocated to the Company pursuant to the Agreement for the three months ended March 31, 2014 was equal to 18.0% of CFIB's affiliated overhead expense actuals, and for the nine months ended December 31, 2014 the fee was equal to 18.0% of CFIB's affiliated overhead expense based on 2014 Annual Operating Plan. This percentage fee is calculated based on average revenue of the Company's registered representatives as a percentage of CFIB's total revenue for the past five years. For Company registered representatives who are members of the Parent's business units other than CFIB, the fee allocated to the Company pursuant to the Agreement for the three months ended March 31, 2014 was equal to 10% of the respective business unit's affiliated overhead expense actuals, and for the nine months ended December 31, 2014 the fee was equal to 10% of the respective business unit's affiliated overhead expense based on 2014 Annual Operating Plan.

Due to Parent balance on the Statement of Financial Condition at December 31, 2014 primarily relates to Parent cost allocation, federal and certain unitary state income taxes, transaction costs, and other fees paid by the Parent. Due to Parent balances are settled on a periodic basis.

The Company is charged a royalty fee by the Parent. The Company made payments to the Parent and affiliated brokers during 2014 for services rendered in connection with transactions completed by the Company. At December 31, 2014, $79,528 remains unpaid and is included in Due to Parent on the Statement of Financial Condition.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition (continued)

5. Income Taxes

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2014.

The Company is part of the Parent's consolidated tax return. As of December 31, 2014, the Parent's December 2009 tax year is currently under review by the IRS and does not anticipate any material adjustments resulting from this review. The federal statute of limitations remains open for the Parent's December 2009 tax year as of December 31, 2014. For the separate state and local income tax purposes, the Company is subject to a three-year statute of limitations.

6. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2014, there were no claims or suits involving the Company.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition (continued)

7. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) the "Rule," which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company computes its net capital requirements under the provisions of SEC Rule 15c3-1 and is exempt from SEC Rule 15c3-3 under provisions (k)(2)(i) and (k)(2)(ii).

At December 31, 2014, the Company had net capital of $2,346,134, which was $2,246,134 in excess of the required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2014 was 24.15%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1.

8. Concentration of Credit Risk

The Company maintains its cash with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

9. Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2014 through the date of issuance of this Statement of Financial Condition, and has not identified any that require recognition or disclosure in the Statement of Financial Condition.

STATEMENT OF FINANCIAL CONDITION

Cushman & Wakefield Securities, Inc.

December 31, 2014

With Report of Independent Registered Public Accounting Firm

SEC I.D. No. 8-65606